EXHIBIT 21

LIST OF GLOBAL MED TECHNOLOGIES, INC. SUBSIDIARIES

1.	PeopleMed.com, Inc., a Colorado corporation

2.	INLOG S.A., société anonyme, a French corporation

3.	INLOG INTERNATIONAL S.A.S. société par Actions simplifiée, a French corporation

4.	GLI Gesellschaft für Laborinfomationsverarbeitung mbH (“GLI”), a German limited liability company